UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated August 5, 2015, announcing that the Company received a notification from Mr. Peter G. Livanos, Chairman of the Company's Board of Directors, disclosing a crossing below the 10% ownership threshold.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August 5, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

TRANSPARENCY LEGISLATION

ANTWERP, Belgium, 5 August 2015 – In accordance with the Law of 2 May 2007 relating to the disclosure of important shareholdings in listed companies, Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") announces that it received a notification from Mr. Peter G. Livanos, Chairman of the Board of Euronav, and related entities, disclosing a crossing below the 10% threshold.

On the date of this notification, Mr. Peter G. Livanos and related entities hold 12,922,684 voting rights, for a total percentage of 8.12%.

Euronav was informed that this downward crossing is a result of Ceres Investments (Cyprus) Limited ("CIC"), an investment company controlled by Mr. Peter G. Livanos, having entered into pre-paid forward transactions for 6,000,000 of the approximately 19,000,000 Euronav ordinary shares that were beneficially owned by Mr. Peter G. Livanos prior to entering into this forward transaction.

CIC advised: "The pre-paid forward sale transaction is effectively a form of financing secured by a portion of the shares owned. It will allow CIC to finance other activities while retaining significant upside exposure to the Euronav share price."

The notifications received in relation to the transparency legislation are available on the Company's website in the investor relations section http://investors.euronav.com/share/transparency-declaration.aspx?sc_lang=en. A full overview of the current shareholders' structure can also be found on the website http://investors.euronav.com/share/shareholders.aspx?sc_lang=en.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of final half year results 2015: Thursday 20 August 2015

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 27 VLCCs (of which 1 in 50%-50% joint venture) and 23 Suezmaxes (of which 4 in 50%-50% joint venture). Deliveries of the recently acquired VLCCs will increase the Euronav tanker fleet by another 4 VLCCs. The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.